Exhibit 99.1

Luckin Coffee Announces Grand Court of Cayman Islands’ Sanction of Scheme of
Arrangement in Cayman Islands

BEIJING, December 14, 2021 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (in Provisional Liquidation) (“Luckin Coffee” or the “Company”) (OTC: LKNCY) announced today that the Grand Court of the Cayman Islands (the “Cayman Court”) has sanctioned the scheme of arrangement (the “Scheme”) proposed by Luckin Coffee with the support of its Joint Provisional Liquidators,1 in relation to the restructuring of its $460 million 0.75% Convertible Senior Notes due 2025 (“Existing Notes”).

Sanction Hearing

As previously announced, following the Scheme being unanimously approved by all attending creditors (in person or by proxy) at the Scheme meeting on November, 30 2021, the hearing of the Company’s petition seeking sanction of the Scheme took place before the Cayman Court on December 13, 2021 (Cayman Islands time).

The Company is pleased to announce that the Cayman Court sanctioned the Scheme, pursuant to section 86 of the Companies Act, and has entered an order to that effect (the “Sanction Order”).

The occurrence of the effective date of the Scheme remains subject to the filing of the sealed Sanction Order with the Registrar of Companies in the Cayman Islands and the entry of a final order of the United States Bankruptcy Court for the Southern District of New York giving full force and effect to the Scheme in the territorial jurisdiction of the United States (the “Scheme Enforcement Order”).

Hearing Regarding Enforcement of the Scheme in the United States

The hearing of the Joint Provisional Liquidators’ motion for entry of the Scheme Enforcement Order will take place at 10:00 a.m. (New York time) on December 16, 2021. All creditors affected by the Scheme are entitled to attend and be heard at the hearing.

Additional Information

In connection with the Company’s debt restructuring and the Scheme, Luckin Coffee is advised by Davis Polk & Wardwell LLP as legal counsel, Harney Westwood & Riegels as Cayman Islands legal counsel and Houlihan Lokey as financial advisor. Holders of Existing Notes may contact Houlihan Lokey at HL_Lake@HL.com or the Joint Provisional Liquidators at luckin@alvarezandmarsal.com with any questions regarding the Scheme and related proceedings.

1 As previously reported, on July 15, 2020, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” Joint Provisional Liquidators of Luckin Coffee (the “Joint Provisional Liquidators”). Luckin Coffee continues to operate its business under the day-to-day control of its Board of Directors under the supervision of the Joint Provisional Liquidators.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including Joint Provisional Liquidators. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the ongoing restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the timing of the completion or outcome of the audit of Luckin Coffee’s financial statements; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee

Luckin Coffee (OTC:LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience, and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449